UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant’s name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of 2026 Annual Meeting of Shareholders

On June 17, 2026, Global Ship Lease, Inc. (the “Company”) held its 2026 Annual Meeting of Shareholders (the “Meeting”).  At the Meeting, the following proposals, which are set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement furnished to shareholders on or about April 27, 2026, were approved and adopted:

1.
to elect each of Michael S. Gross, Menno van Lacum and Alain Wils, to serve as Term III Directors until the Company’s 2029 Annual Meeting of Shareholders and until such time as such director’s successor has been duly elected and qualified;

2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and

3.
to approve the Company’s Second Amended and Restated Articles of Incorporation and to authorize the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands.

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company, dated June 17, 2026, reporting the results of the Meeting.

Affirmed Credit Ratings and Upgraded Outlook

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated June 16, 2026, announcing the Company’s affirmed credit ratings and upgraded outlook.

The information contained in this Report (excluding, with respect to Exhibit 99.2, the information contained in any website referenced therein, and the statements attributed to the Company’s Chief Executive Officer) is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-290461) and on Form S-8 (File Nos. 333-258992, 333-264113 and 333-294357).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: June 18, 2026	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer